SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(a) AND AMENDMENTS THERETOFILED PURSUANT TO 13d-2(a)

                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                               GARDENBURGER, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    365476100
        -----------------------------------------------------------------
                                 (CUSIP Number)

                           Rosewood Capital III, L.P.
                         One Maritime Plaza, Suite 1330
                         San Francisco, California 94111
                                 (415) 362-5526
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                January 10, 2002
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  365476100

1)   Name of Reporting Person                                                 Rosewood Capital III, L.P.

2)   Check the Appropriate Box if a Member of a Group                         a)  [ ]

                                                                              b)  [x]
3)   SEC Use Only

4)   Source of Funds
                                                                              OO
5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                  [ ]

6)   Citizenship or Place of Organization                                     State of Delaware

Number of Shares    7)  Sole Voting Power                                     1,421,686

Beneficially Owned  8)  Shared Voting Power                                   -0-

by Each Reporting   9)  Sole Dispositive Power                                1,421,686

Person With         10) Shared Dispositive Power                              -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person (See Instructions) **                                             1,421,686

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [ ]

13)  Percent of Class Represented by Amount in Row (11)                       13.6%

14)  Type of Reporting Person (See Instructions)                              PN


         This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on April 23, 1999 and amended on January 19, 2000 (collectively, with all amendments thereto, the "Schedule 13D").

Item 1.  Security and Issuer

         Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

         This statement relates to shares of common stock, no par value (the "Shares") of Gardenburger, Inc. (the "Issuer"). On April 14, 1999, Rosewood Capital III, L.P. ("Rosewood") acquired certain shares of Series A Convertible Preferred Stock ("Series A Preferred") and Series B Convertible Preferred Stock ("Series B Preferred") from the Issuer. The Series A Preferred and Series B Preferred were immediately convertible into the Shares subject to the terms and conditions of the Determination of Terms of Series A Convertible Preferred Stock and the Determination of Terms of Series B Convertible Preferred Stock.

          On January 10, 2002, Rosewood and the other Series A Preferred and Series B Preferred holders exchanged all of their Series A Preferred and Series B Preferred for shares of Series C Convertible Preferred Stock ("Series C Preferred"), Series D Convertible Preferred Stock ("Series D Preferred") (the Series C Preferred and Series D Preferred are collectively the "Preferred Stock") and Stock Purchase Warrants (the "Warrants", and individually, "Warrant") to purchase the Issuer's Shares. The Preferred Stock is immediately convertible into the Shares subject to the terms and conditions of the Determination of Terms of Series C Convertible Preferred Stock and the Determination of Terms of Series D Convertible Preferred Stock. Rosewood is filing this Schedule 13D with respect to the Shares issuable upon conversion of the Preferred Stock and the Warrant granted to Rosewood (the "Rosewood Warrant").


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

         The Issuer's principal executive office address is located at 1411 S.W. Morrison, Suite 400, Portland, Oregon 97205.

Item 2.  Identity and Background

         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

         This statement is being filed by Rosewood, which is a limited partnership organized under the laws of the State of Delaware. The principal business of Rosewood is a consumer-oriented private equity investment fund and its principal business and principal office is located at One Maritime Plaza, Suite 1330, San Francisco, California, 94111.

         Rosewood Capital Associates, LLC as General Partner of Rosewood has the power to direct the affairs of Rosewood. Kyle A. Anderson, Byron K. Adams, Jr. and Anne Martin are the managing directors who have the final authority to make all decisions to acquire, sell or restructure investments of Rosewood Capital Associates, LLC.

         Rosewood has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

         Rosewood received the Preferred Stock and the Rosewood Warrant in exchange for the Series A Preferred and Series B Preferred. No other consideration was given by Rosewood for the Preferred Stock or the Rosewood Warrant. For the net investment cost of the Series A Preferred and Series B Preferred, see Item 3 of the Schedule 13D filed by Rosewood with respect to the Shares on April 23, 1999.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is amended and restated in its entirety as follows:


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

         The purpose of the acquisition of the Preferred Stock and the Rosewood Warrant is for investment, and the acquisition of the Preferred Stock and the Rosewood Warrant was made in the ordinary course of business.

         Pursuant to that certain Stock Purchase Agreement dated as of March 29, 1999 (the "Stock Purchase Agreement"), Rosewood purchased Series A Preferred and Series B Preferred from the Issuer on April 14, 1999. The Stock Purchase Agreement is incorporated herein by reference from Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on April 1, 1999.

         Pursuant to that certain Preferred Stock Exchange Agreement dated as of January 10, 2002 (the "Exchange Agreement"), Rosewood exchanged (the "Exchange") all its Series A Preferred and Series B Preferred for Series C Preferred, Series D Preferred, respectively, at a ratio of 5:1 and the Rosewood Warrant from the Issuer on January 10, 2002. Accordingly, Rosewood exchanged 850,000 shares of Series A Preferred and 150,000 shares of Series B Preferred for 170,000 shares of Series C Preferred, 30,000 shares of Series D Preferred and the Rosewood Warrant. Currently, the Series C Preferred and Series D Preferred are immediately convertible into the Shares at a 1:5 ratio and a 1:13.33 ratio, respectively. The Exchange Agreement is incorporated herein by reference from
Exhibit 10.7 of the Current Report on Form 8-K filed by the Issuer on January 17, 2002.

         The conversion ratios of the Series C Preferred and Series D Preferred remain subject to adjustment according to the terms and conditions set forth in the Determination of Terms of Series C Preferred Stock and Determination of Terms of Series D Preferred Stock, respectively. The Preferred Stock is entitled to certain liquidation preference, dividend and redemption rights. The Preferred Stock has the right to approve certain significant transactions of the Issuer. The Determination of Terms of Series C Preferred Stock and the Determination of Terms of Series D Preferred Stock are incorporated herein by reference from
Exhibit 3.1 of the Current Report on Form 8-K filed by the Issuer on January 17, 2002.

          In addition, pursuant to the Exchange Agreement, the Issuer issued Rosewood the Rosewood Warrant dated as of January 10, 2002 pursuant to which Rosewood has the immediate right to purchase up to 171,686 of Issuer's Shares at an exercise price of $0.28 per share. The term of the Rosewood Warrant is 10 years. The form of Rosewood Warrant is incorporated herein by reference from
Exhibit 10.5 of the Current Report on Form 8-K filed by the Issuer on January 17, 2002.

         So long as 281,775 shares of Series C Preferred remain outstanding, the holders of Series C Preferred are entitled to elect two directors to the board of directors of the Issuer. Kyle A. Anderson is a current member of the Issuer's board of directors. In addition, a principal of Rosewood Capital Associates, LLC was appointed by and to the Issuer's board of directors effective as of January 14, 2002.

         In addition, the Series C Preferred and Series D Preferred may vote with the Shares to elect all other members to the board of directors of the Issuer. For purposes of the number of shares that Series D Preferred shall be entitled to vote in this context (i.e. when the Series D Preferred votes together with the Shares and the Series C Preferred as a single voting group), such number is determined by dividing (i) the number of full Shares into which the holder's shares of Series D Preferred may be converted (eliminating any fractional shares that may result) by (ii) 2.6667.

         In addition, pursuant to the Exchange Agreement, the Issuer entered into a Registration Rights Agreement with the holders of the Preferred Stock dated as of January 10, 2002 which provides the holders of the Preferred Stock with certain registration rights. For the full terms and conditions of the Registration Rights Agreement, see Exhibit 10.8 of the Current Report on Form 8-K filed by the Issuer on January 17, 2002, which is incorporated by reference herein.

         In addition, pursuant to the Stock Purchase Agreement, the Issuer had entered into (i) an Investor Rights Agreement with the purchasers of the Series A Preferred and Series B Preferred dated as of April 14, 1999 which provides the such purchasers with certain registration rights and (ii) an Amendment No. 2 dated as of April 14, 1999 to that certain Rights Agreement dated as of April 25, 1996, as amended by that certain Amendment No. 1 dated as of March 26, 1998 ("Rights Agreement"), regarding certain shareholder rights. The Issuer amended and restated the Rights Agreement on July 15, 1999. For the current full terms and conditions of the Rights Agreement, see the Amended and Restated Rights Agreement between the Issuer and First Chicago Trust Company of New York filed as Exhibit 10.1 to the Form 10-K filed by the Issuer on December 27, 1999.

         Although Rosewood has no specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, it may from time to time acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of Rosewood, or other investment considerations.

         Except as set forth in this Item 4 and in Item 5, Rosewood has no plan or proposal that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary


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

corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to those enumerated above.

         Rosewood reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Rosewood is incorporated herein by reference. Rosewood has not been a party to any transaction in the Shares other than pursuant to the Exchange Agreement, in the last 60 days.

         Rosewood Capital Associates, LLC as General Partner of Rosewood has the power to direct the affairs of Rosewood. Kyle A. Anderson, Byron K. Adams, Jr. and Anne Martin are the managing directors who have the final authority to make all decisions to acquire, sell or restructure investments of Rosewood Capital Associates, LLC.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Rosewood or between Rosewood and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint


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

ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

         Item 7 of the Schedule 13D is amended to include the following materials:

         The Exchange Agreement, the Determination of Terms of Series C Convertible Preferred Stock, the Determination of Terms of Series D Convertible Preferred Stock, the form of Rosewood Warrant and the Registration Rights
Agreement  filed  as  Exhibits  10,  11,  12,  13  and  14,  respectively,   are
incorporated by reference from the Current Report on Form 8-K filed by the Issuer on January 17, 2002.


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



                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                        Rosewood Capital III, L.P.

                                        By: Rosewood Capital Associates LLC,
                                            General Partner


Date:  January 17, 2002                          By  /s/ Kyle A. Anderson
                                                     Kyle A. Anderson,
                                                     Managing Director


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



                                  EXHIBIT INDEX

EXHIBIT 1 Letter Agreement amending and waiving the terms of the Stock Purchase Agreement

EXHIBIT 2         Determination of Terms of Series A Convertible Preferred Stock

EXHIBIT 3         Determination of Terms of Series B Convertible Preferred Stock

EXHIBIT 4         Investor Rights Agreement

EXHIBIT 5         Amendment No. 2 to the Rights Agreement

EXHIBIT 6 Stock Purchase Agreement, incorporated by reference herein from Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on April 1, 1999.

EXHIBIT 7         The Rights  Agreement,  incorporated  by reference herein from
                  Exhibit 4 to the Form 8-K filed by the Issuer on May 8, 1996.

EXHIBIT 8 Amendment No. 1 to the Rights Agreement, incorporated by reference herein from Exhibit 10.3 to the Form 10-Q filed by the Issuer for the quarterly period ended March 31, 1998.

EXHIBIT 9         Notice  regarding  the  new  conversion  ratio of the Series B
                  Preferred.

EXHIBIT 10 Preferred Stock Exchange Agreement, incorporated by reference herein from Exhibit 10.7 of the Current Report on Form 8-K filed by the Issuer on January 17, 2002.

EXHIBIT 11 Determination of Terms of Series C Convertible Preferred Stock, incorporated by reference herein from Exhibit 3.1 of the Current Report on Form 8-K filed by the Issuer on January 17, 2002.

EXHIBIT 12 Determination of Terms of Series D Convertible Preferred Stock, incorporated by reference herein from Exhibit 3.1 of the Current Report on Form 8-K filed by the Issuer on January 17, 2002.

EXHIBIT 13        Stock Purchase Warrant,  incorporated by reference herein from
                  Exhibit 10.5 of the Current Report on Form 8-K filed by the Issuer on January 17, 2002.

EXHIBIT 14        Registration  Rights  Agreement,   incorporated  by  reference
                  herein from Exhibit 10.8 of the Current Report on Form 8-K filed by the Issuer on January 17, 2002.


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